Exhibit 12.1
Tarragon Corporation
Statement Regarding Computation of Ratios
(dollars in thousands)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
	2006	2005	2004	2003	2002	2001
FIXED CHARGES
Interest-
Expensed	$1,211	$20,589	$19,373	$14,124	$14,732	$18,063
Expensed for Unconsolidated Joint Ventures Whose Debt Tarragon has Guaranteed	—	289	62	3,465	1,480	451
Capitalized	19,715	42,605	14,215	1,862	867	2,833
Capitalized for Unconsolidated Joint Ventures Whose Debt Tarragon has Guaranteed	1,917	11,167	2,667	1,863	1,786	697

Preference Security Dividend Requirement of Consolidated Subsidiaries	165	624	1,256	1,578	931	305

Fixed Charges	23,008	75,274	37,573	22,892	19,796	22,349

EARNINGS
Pre-Tax Income From Continuing Operations	18,428	165,148	40,748	8,487	712	5,048

Less-
Minority Interests in Consolidated Subsidiaries	(283)	(2,564)	(3,818)	(2,590)	(1,285)	(520)

Income From Equity Investees	1,145	97,295	21,530	22,476	16,642	7,719

	17,566	70,417	23,036	(11,399)	(14,645)	(2,151)

Plus-
Fixed Charges	23,008	75,274	37,573	22,892	19,796	22,349
Amortization of Capitalized Interest	2,500	14,800	580	323	243	166
Distributed Income of Equity Investees	753	103,829	15,422	9,223	18,730	7,956
Share of Pre-Tax Losses of Equity Investees Arising from Guarantees Included in Fixed Charges	—	—	—	(1,574)	(978)	(40)

Subtotal	43,827	264,320	76,611	19,465	23,146	28,280

Deduct-
Interest Capitalized	21,632	53,772	16,882	3,725	2,653	3,530
Preference Security Dividend Requirement of Consolidated Subsidiaries	165	624	1,256	1,578	931	305
Minority Interests in Pre-Tax Income of Subsidiaries that have not incurred Fixed Charges	16	—	—	—	—	—

Subtotal	21,813	54,396	18,138	5,303	3,584	3,835

Net Earnings	$22,014	$209,924	$58,473	$14,162	$19,562	$24,445

Ratio of Earnings to Fixed Charges	0.96	2.79	1.56	0.62	0.99	1.09

Deficiency of Earnings to Fixed Charges	$994	N/A	N/A	$8,730	$234	N/A